                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                             Life USA Holding, Inc.
                             ----------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    531918209
                                 --------------
                                 (CUSIP Number)

     Michael T. Westermeyer, Allianz Life Insurance Company of North America
                1750 Hennepin Avenue South, Minneapolis, MN 55403
                                 (612) 347-6500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 23, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO. 531918209                  SCHEDULE 13D
-----------------------

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1             NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
                 Allianz Life Insurance Company of North America    41-1366075
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                  (b) [ ]
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3             SEC USE ONLY

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4             SOURCE OF FUNDS
                 WC
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                   [ ]
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6             CITIZENSHIP OR PLACE OF ORGANIZATION
                 Minnesota
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                 7    SOLE VOTING POWER
    NUMBER OF         4,797,964 (1)
     SHARES      -------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER
    OWNED BY          0
      EACH       -------------------------------------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER
     PERSON           4,797,964 (1)
      WITH       -------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      0
------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 4,797,964 (1)
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                         [X]
                 (1)
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 18.5% (based on 25,893,100 shares outstanding on
                 March 31, 1998) (1)
------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
                 IC, CO
------------------------------------------------------------------------------

(1) Does not include agreed purchase over the next five years of $100 million of newly issued Common Stock directly from the Issuer pursuant to the Stock Purchase Agreement.

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


This Amendment No. 4 amends the Schedule 13D, dated February 24, 1995 (as previously amended) of Allianz Life Insurance Company of North America ("Allianz") with respect to the Common Stock, $.01 par value, of Life USA Holding, Inc., a Minnesota corporation (the "Issuer"), to report additional purchases of Issuer's Common Stock. This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the shares of Issuer's Common Stock (the "Shares") purchased by Allianz as reported in Item 5(c) of this Schedule 13D was $4,361,388, which purchases were financed by working capital funds of Allianz.

Item 4. Purpose of the Transaction

     As described in Amendment No. 1 to Schedule 13D, Allianz previously purchased shares of Issuer's Common Stock for investment purposes and not for the purpose of controlling the Issuer. In accordance with the Stock Purchase Agreement between Issuer and Allianz, Allianz has purchased the additional Shares. Although, other than previously disclosed in Amendment No. 1 to Schedule 13D under this Item 4, Allianz does not have any current plans or proposals with respect to the Issuer or its Common Stock, Allianz reserves the right to take any and all actions, which could include, without limitation, a tender offer for all of the shares of Common Stock of the Issuer. Considerations relevant to any decision may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Common Stock and management's plans, if any, with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

     (a) As of the close of business on June 30, 1998, Allianz beneficially owned 4,797,964 shares of Common Stock or approximately 18.5% of the outstanding shares of Common Stock (based on 25,893,100 shares outstanding on March 31, 1998).

     (b) Allianz has sole voting power and sole dispositive power as to the shares of Common Stock described in (a) above.

     (c) The following table sets forth the transactions effected by Allianz since February 13, 1998:

    Trade Date        Number of Shares          Price Per Share
    ----------        ----------------          ---------------
      2/18/98             90,100                      16.875
       4/1/98             55,000                      15.125
       4/2/98             35,000                      15.125
       4/3/98             10,000                     15.3125
       6/4/98             45,000                     14.7639
      6/23/98             55,000                       12.04

All of such transactions reflect principle purchases effected on the open market. Other than the acquisition of Common Stock described above, no transactions with respect to the Common Stock have been effected since February 13, 1998 by Allianz, Allianz Aktiengesellschaft Holding ("AZ AG"), Allianz of America, Inc. ("AZOA") or, to the best knowledge of Allianz, by any executive officer or director of Allianz, AZ AG or AZOA.

     (d) No other person is known by Allianz to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

     (e) Not applicable.


Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:  July 8, 1998
                                   ALLIANZ LIFE INSURANCE COMPANY OF
                                   NORTH AMERICA


                                   By /s/ Michael T. Westermeyer
                                      ---------------------------------
                                      Michael T. Westermeyer
                                      Vice President, Corporate Legal Officer
                                      and Secretary